Conformed Copy
                       Page 3 of 3 Pages
TD/Docs/Sch13G96-rjh
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549

                         SCHEDULE 13G
           Under The Securities Exchange Act Of 1934

Amendment No.:  9                    Date:  December 31, 1995

Item 1(a)           Name of Issuer:  Nortek, Inc.

Item 1(b)            Address  of Issuer's Principal  Executive
               Offices:   50 Kennedy Plaza, Providence,  Rhode
               Island 02903

Item 2(a)      Name  of  Person  Filing:   Richard  J.  Harris
               individually and in connection with defined benefit plans of the Issuer.

Item 2(b)            Address of Principal Business Office  or,
               if  none,  Residence:   c/o  Nortek,  Inc.,  50
               Kennedy Plaza, Providence, RI 02903

Item 2(c)           Citizenship:  United States of America

Item 2(d)            Title  of  Class of Securities:   Special
               Common Stock, $1 par value

Item 2(e)           CUSIP Number:  656559 20 0

Item 3.             Type of Person:  Not applicable.

Item 4. (a) Amount Beneficially owned: 3,843 individually, and 46,263 held by certain defined benefit plans of the Issuer as to which beneficial ownership is disclaimed. (Under the provisions of the trust agreement governing the defined benefit plans, the Issuer may instruct the trustee regarding the acquisition and disposition of plan assets and the voting of securities held by the trust.)

               (b)   Percent  of  Class: 10.1% including  0.8%
               individually, and 9.3% held by defined benefit plans of the Issuer (as to which beneficial ownership is disclaimed).

               (c) Number of shares as to which such person has:

                          (i)  sole power to vote or to direct
                    the vote 3,843.

                          (ii)  shared power to vote or direct
                    the   vote  46,263  (beneficial  ownership
                    disclaimed).

                         (iii)     sole power to dispose or to
                    direct the disposition of 3,843.

                          (iv)  shared power to dispose or  to
                    direct    the   disposition   of    46,263
                    (beneficial ownership disclaimed).

Item 5.              Ownership of Five Percent or  Less  of  a
               Class:  Not applicable.

Item 6.              Ownership  of More than Five  Percent  on
               Behalf of Another Person:
                              Not applicable.

Item 7.              Identification and Classification of  the
               Subsidiary  Which Acquired the  Security  Being
               Reported on By the Parent Holding Company:
                              Not applicable.

Item 8.               Identification  and  Classification   of
               Members of the Group:
                              Not applicable.

Item 9.        Notice of Dissolution of Group:
                              Not applicable.

Item 10.       Certification.

                The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

      By signing below, I certify that to the best of my knowledge and belief the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect; provided that this certification is limited to shares held by the defined benefit plans (as to which beneficial ownership is disclaimed). The filing of this statement shall not be construed as an admission that the undersigned is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the securities held by the defined benefit plans of the Issuer and covered by this statement.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 1996



/s/Richard J. Harris
Signature


Richard J. Harris
Name/Title